Exhibit 99.5

Metal Storm Limited
ABN 99 064 270 006

PO Box 3221
Darra Qld 4076
Tel: +61 (0) 7 3147 8600
Fax: +61 (0) 7 3147 8610

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
26 October 2011
[Shareholder]
[Address]
Dear Shareholder
Non-renounceable entitlement offer to raise up to approximately A$6.6 million
This letter is to notify you that on 25 October 2011 Metal Storm Limited (ASX: MST) (Metal Storm) announced a non-renounceable pro rata entitlement offer of ordinary shares in Metal Storm to eligible shareholders in Australia, New Zealand and Singapore to raise up to approximately A$6.6 million (Entitlement Offer). The Entitlement Offer is not underwritten.
This is an important capital raising for Metal Storm. The Metal Storm Board recommends the Entitlement Offer to all Eligible Shareholders who are entitled to subscribe for the same number of shares they currently hold at an issue price of $0.003 per share.
Details about the Entitlement Offer
The key information in connection with the Entitlement Offer and important dates are set out below for your reference:

Details of the Entitlement Offer	The Entitlement Offer is non-renounceable and is being undertaken on the basis of one new fully paid ordinary share (New Share) at an issue price of A$0.003 per share for every one share held.

Who will be eligible to participate?	The record date for determining shareholder entitlements is 7.00 pm (Sydney time) on 3 November 2011 (Record Date). Only shareholders who at the time have a registered address in Australia, New Zealand or Singapore will be eligible to participate in the Entitlement Offer (Eligible Shareholders).

What happens if the aggregate payment amount for the New Shares I wish to subscribe for under the Entitlement Offer includes a fraction of a cent?	In these circumstances, the aggregate payment amount will be rounded to the nearest cent. Your entitlement to New Shares and the aggregate payment amount to subscribe for those New Shares will be set out in the Entitlement and Acceptance Form that will accompany an offer booklet which is expected to be despatched to Eligible Shareholders on or about 7 November 2011 (Entitlement Offer Booklet).

Will optionholders be eligible to participate?	Letters were sent to optionholders on 25 October 2011 to notify them that they must exercise their options by the Record Date should they wish to be eligible to participate in the Entitlement Offer (assuming they have a registered address in Australia, New Zealand or Singapore).

How many securities will be issued?	Metal Storm may allot up to approximately 2,225,078,911 New Shares under the Entitlement Offer.

How will the New Shares be treated?	The New Shares issued will rank equally with existing shares in Metal Storm. Metal Storm has applied for quotation of all of the New Shares on ASX.

Can I apply for more than my entitlement?	Eligible Shareholders will be entitled to apply for New Shares in excess of their entitlement (Additional New Shares) at the same issue price of $0.003. If the Entitlement Offer is oversubscribed, applications for Additional New Shares may be scaled back in whole or part.

U.S. Office
4350 Fairfax Drive, Suite 810, Arlington VA 22203    Tel: 703 248 8218 Fax: 703 248 8262

Metal Storm Limited

Is the Entitlement Offer subject to a minimum amount of funds being raised?	No, the Entitlement Offer is not subject to a minimum amount of funds being raised. So long as the Entitlement Offer is not oversubscribed, the Company will accept all valid applications for New Shares and Additional New Shares in full.

What happens if there is a shortfall in subscriptions?	To the extent that there is a shortfall in subscriptions under the Entitlement Offer, the Directors reserve the right to allocate top up shares or place any shortfall at their discretion within three months of the closing date of the Entitlement Offer.

Is there a broker to the Entitlement Offer?	No.

Will brokers who lodge acceptances receive a handling fee?	There will be no handling fee payable to brokers for acceptances lodged by them on behalf of Eligible Shareholders.

What will the funds raised be used for?	The funds raised from the Entitlement Offer will be used by Metal Storm to provide working capital to:
• continue the development of its current products;

• reduce its reliance on Metal Storm’s equity line of credit with Dutchess Opportunity Fund II LP, at least in the short term; and

• cover Metal Storm’s ongoing overhead and operating costs.

Further details will be provided in the Entitlement Offer Booklet to be sent to Eligible Shareholders which Eligible Shareholders should read carefully before deciding whether to participate in the Entitlement Offer.
The Entitlement Offer provides an equitable way for Metal Storm to raise funds from existing, Eligible Shareholders.
Full details of the Entitlement Offer will be set out in the Entitlement Offer Booklet.
The Entitlement Offer Booklet is expected to be despatched to Eligible Shareholders on or about 7 November 2011 and will be made available on Metal Storm’s website (www.metalstorm.com) and on ASX’s company announcements platform (accessible at www.asx.com.au).
The important dates for the Entitlement Offer are:

Ex date — Shares trade without an entitlement to participate in the Entitlement Offer	27 October 2011

Record Date to determine entitlements (7.00 pm Sydney time)	3 November 2011

Anticipated date for despatch of the Entitlement Offer Booklet and Entitlement and Acceptance Forms to Eligible Shareholders	7 November 2011

Entitlement Offer opens	7 November 2011

Entitlement Offer closes (5.00 pm Sydney time) — last date for lodgement of Entitlement and Acceptance Forms and payment in full	21 November 2011

New Shares quoted on a deferred settlement basis	22 November 2011

Allotment of New Shares issued under the Entitlement Offer	29 November 2011

Normal trading of New Shares commences on ASX	30 November 2011
Eligible Shareholders who wish to participate in the Entitlement Offer will need to use the Entitlement and Acceptance Form that accompanies the Entitlement Offer Booklet in accordance with the instructions printed

Metal Storm Limited
on that form. Eligible Shareholders should read the Entitlement Offer Booklet carefully before deciding whether to participate in the Entitlement Offer.
Important notice to Ineligible Shareholders
Shareholders that are not Eligible Shareholders (Ineligible Shareholders) are not eligible to participate in the Entitlement Offer.
Metal Storm has determined that it is unreasonable to extend the Entitlement Offer to Ineligible Shareholders. Metal Storm made this decision after considering:
•	the cost of complying with legal and regulatory requirements outside Australia, New Zealand and Singapore;

•	the number of Ineligible Shareholders; and

•	the number and value of New Shares which could be offered to Ineligible Shareholders.
The securities to be issued under the Entitlement Offer have not and will not be registered under the United States Securities Act of 1933, as amended (US Securities Act), or the securities laws of any state or other jurisdiction of the United States and, in connection with the Entitlement Offer, may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Rule 902(k) under Regulation S of the US Securities Act).
Further information on the Entitlement Offer
For further information on the Entitlement Offer you should contact the Entitlement Offer information line on 1300 661 673 (within Australia) or +61 3 9415 4382 (outside Australia).
Update on proposed changes to the terms of the convertible notes
On 17 October 2011, Metal Storm announced that Lind Partners, LLC, as manager of the Australian Special Opportunity Fund LP (ASOF), had agreed to purchase existing Secured Notes with a face value of approximately A$13 million and assist the Company with a reorganisation of its capital structure. One of the proposals supported by ASOF is an extension to the maturity date of Metal Storm’s existing Secured Notes and Interest Bearing Notes for three years to 1 March 2015. Metal Storm has agreed to seek approval from its noteholders and shareholders for this extension.
In addition to the proposed extension to the maturity date of these convertible notes, Metal Storm also proposes to seek approval from noteholders and shareholders to amend the conversion price of the convertible notes so that the convertible notes will convert on a market-based formula without a minimum conversion price (which is significantly above the current share price).
Further information about the proposed amendment to the conversion price and other amendments to the convertible notes will be set out in the notices of meeting for the noteholder and shareholder meetings.
Yours faithfully
/s/ B Farmer
Brett Farmer
Company Secretary